Mail Stop 3561

      October 12, 2005

Marie D. Hlavaty, Esq.
Vice President and General Counsel
Visant Corporation and Visant Holding Corporation
One Byran Brook Place, Suite 202
Armonk, New York 10504

	Re: 	Visant Corporation
		Amendment No. 1 to Registration Statement on Form S-1
		Filed September 13, 2005
		File No. 333-126002

		Visant Holding Corp.
Post-Effective Amendment No. 4 to Registration Statement on Form
S-4
		Filed September 13, 2005
		File No. 333-112055

		Form 10-K for Fiscal Year Ended January 1, 2005
		Form 10-Q for Fiscal Quarter Ended April 2, 2005
		Form 10-Q for Fiscal Quarter Ended July 2, 2005
		File No. 333-112055

Dear Mr. Hlavaty:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect


Amendment to Form S-1
The Transactions, page 4
1. We note your response to comment 8 in our letter dated July 21, 2005. Please include your response to our comment in your registration statement.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 35

Our Company, page 56
2. We note your response to comment 31 in our comment letter dated July 21, 2005. Please include your response to our comment in your registration statement.

Consolidated Financial Statements - Visant Corporation

General

3. If applicable, please update your financial statements and other financial disclosures in your next amendment to include the applicable interim periods as required by Rule 3-12 of Regulation
S-
X.

Consolidated Statements of Operations, page F-5
Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page F-17

4. We have read your response to comment 40 in our letter dated
July
21, 2005 regarding the need to clarify your disclosure relating to the recognition of revenue prior to the actual delivery of products and services to the customer. Please tell us and revise your disclosures in the Form S-1, as amended, to clarify your basis for recognizing revenue prior to delivery and other performance obligations that may exist. Your revised disclosures should identify who has risk of loss during the shipment of products to the customer.
Note 4.  Acquisition of The Lehigh Press, Inc., page F-22

5. We note your disclosure that in connection with your acquisition of The Lehigh Press, Inc. approximately $96 million of the purchase price was allocated to goodwill and intangible assets. Please provide the description and amount for each asset and clarify in your disclosures the amount of purchase price that was allocated to any of the intangible assets identified in paragraph A14 of SFAS 141, particularly customer related intangible assets discussed in paragraph A14b(1) through (4). Please also tell us if you continue to maintain customer relations with those customers acquired in the acquisition in 2003 of The Lehigh Press, Inc.

Note 8.  Accounts Receivable and Inventories, page F-25

Precious Metals Consignment Arrangement

6. We have read your response to comment 41 in our letter dated
July
21, 2005 regarding the clarification in your disclosure as to when title transfers to you for products sold under your precious metals consignment agreement. Please revise your disclosure in the Form S-
1, as amended, to state when title transfers to you.

Note 3.  2003 Jostens Merger, page F-21
Note 10.  Goodwill and Other Intangible Assets, page F-26

7. We have read your response to comment 42 of our letter dated
July
21, 2005 regarding your basis for not allocating more cost to intangible assets such as school and customer relationships instead of to goodwill. Your response indicates that you assigned the Jostens school relationships a fair market value of $330 million by using a modified form of the income approach known as the "excess earnings approach." You state that under this approach the value of school relationships is reduced to the extent that value was recognized in other tangible and intangible assets such as trademarks, where a significant value was attributed. Please tell us the amount that you have reduced the value of school relationships to arrive at the current balance for each intangible asset categories and why.

8. We have read your response to comment 43 of our letter dated
July
21, 2005 regarding your decision to give an indefinite life status to your trademarks and trade names. Our prior comment requested you to identify those trade names and trademarks that were not previously amortized over the maximum amortization period of 40 years under APB
17. Since you did not provide this information, please do so and explain to us the events or circumstances that caused them to now become indefinite lived intangible assets. Also, during the last several years some recent consumer surveys published in various news magazines have suggested that the demand for class rings has declined significantly due to the current and future value systems of students compared to prior years. Please tell us the results of your research with respect to "demand for your products" as opposed to awareness and provide us with your assumptions on your estimate of demand for each of your major product areas for the period of your cash flow analysis used in your most recent impairment tests. Refer to paragraph 11 of SFAS 142.
Note 11.  Long-term Debt, page F-28

9. We have read your response to comment 44 of our letter dated
July
21, 2005 regarding the cross-default provisions of your credit facilities and debt agreements and compliance with them. Please revise your disclosure in the Form S-1, as amended, to include the cross-default provisions of your credit facilities and debt agreements, the repercussions of not meeting them, the material covenants that you are required to maintain, and whether you are in compliance with all of the material covenants on these agreements. Refer to Rule 4-08(c) of Regulation S-X.

10. We have read your response to comment 45 of our letter dated
July
21, 2005 relating to your restrictions on dividends and the specific restrictions on any consolidation, merger or transfer of assets of your affiliated companies to you in the form of loans, advance or cash dividends without the consent of a third party. Please revise your disclosure in your Form S-1, as amended, to include the proposed footnote language provided in your response relating to these restrictions and their impact. Refer to 4-08(e)(c) of Regulation S-
X.

Note 18.  Business Segments, page F-48

11. We have read your response to comment 46 of our letter dated
July
21, 2005 regarding your basis for concluding that you have two reportable segments. Your response states that, for purposes of determining if you meet the similarity of economic characteristics requirement under paragraph 17 of SFAS 131, you define contribution margin as gross margin less sales commissions. Please tell us how this measure of operating profit relates to the measure of operating profit used in your financial statements (i.e. operating income) and that used in your internal reports (i.e. EBITDA). Please also provide us with revenues and the measure of operating profit for all of the operating segments included within the Jostens reportable segment for at least the past three years.

12. Please provide us with a summary of the operating results (revenues and measure of income) for each of the eight production facilities included in the print group. This information should be provided for at least the last three years. Please also tell us what is specifically produced at each facility and where each facility is located.

13. We note your assertion that the production processes for books and rings are similar. Please help us to better understand these similarities. Tell us where these production facilities are located and the specific products manufactured at each facility. Tell us whether you could produce books in the same facility using the same equipment and processes where you produce rings. Tell us whether the materials used to produce books and jewelry are similar and interchangeable. Your current response regarding the nature of the production process appears to be focused primarily on the seasonality of the production cycle and the similarity of the customers for the products.

14. We have read your response to comment 46 of our letter dated
July
21, 2005 regarding your basis for concluding that you have two reportable segments. Your response appears to state that you believe you meet this requirement under paragraph 17 of SFAS 131, and that the customers for Jostens of educational institutions and individual students are identical for yearbooks, photo and scholastic products.
Please explain to us your basis for considering which of the two, the educational institution or the student, is the actual customer for the yearbook printing business unit. In other words, it would appear that in the case of each business unit, the customer is either the educational institution or the student, and not both. Your response seems to suggest that you believe each business unit has both the educational institution and student as customers, instead of just one of the two. Please clarify for us what your position is and why.

General

15. Where applicable, please revise the Form S-4, as amended, to comply with the comments issued above on your Form S-1, as amended.

Visant Holdings Corp. Post-Effective Amendment to Form S-4

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, page F-12

16. We have read your response to comment 52 of our letter dated
July
21, 2005 regarding the expansion of your disclosure relating to transactions and agreements between you, your shareholders and their affiliates along with the nature of the transactions as required by paragraphs 2 through 4 of SFAS 57. Please revise your Form S-1, as amended, to include the proposed footnote language included in your response.

17. We have read your response to comment 53 of our letter dated
July
21, 2005 regarding the disclosure of any unusual rights and privileges of each class of common stock outstanding as required by paragraph 4 of SFAS 129. Please revise your disclosure in Form S-1, as amended, to include the proposed footnote language included in your response.


*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Milwood Hobbs at (202) 551- 3241 or Mike
Moran,
Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters.
Please contact Howard M. Baik at (202) 551-3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any
other questions.

								Sincerely,



								H. Christopher Owings
								Assistant Director


cc (via fax):	Rise Norman, Esq.
		(212) 455-2502

??

??

??

??

Marie D. Hlavaty, Esq.
Visant Corporation and Visant Holding Corp.
October 12, 2005
Page 1